

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Yoav Zeif
Chief Executive Officer
STRATASYS LTD.
5995 Opus Parkway
Minnetonka, Minnesota 55343

> **Re: STRATASYS LTD.**
> **Registration Statement on Form F-3**
> **Filed July 15, 2025**
> **File No. 333-288670**

Dear Yoav Zeif:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1.   We note that you are seeking to register 62,500 ordinary shares that have not yet been issued to the Selling Stockholder and may be issued as deferred consideration upon the one-year anniversary of the closing under the Nexa3D asset purchase agreement ("Agreement"). Please provide us with a detailed analysis explaining why it is appropriate to register the resale of these shares at this time and include a materially complete description of the Agreement so that it is clear what conditions would trigger the issuance of the shares. Finally, file the Agreement as an exhibit. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Jonathan M. Nathan